Via Facsimile and U.S. Mail
Mail Stop 6010

December 3, 2008

Mr. Abraham Havron
Chief Executive Officer
Modigene Inc.
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140

Re: Modigene Inc.
Form 10-KSB/A for the Year Ended December 31, 2007
Form 10-Q/A for the Quarter Ended March 31, 2008
File No. 000-52691

Dear Mr. Havron:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief